================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    285835104
                                 --------------
                                 (CUSIP Number)

                                   Philip Yee
                Secretary, Treasurer and Chief Financial Officer
                       Electronic Sensor Technology, Inc.
                           1077 Business Center Circle
                         Newbury Park, California 91320
                                 (805) 480-1994
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                               Neil W. Rust, Esq.
                                White & Case LLP
                        633 West Fifth Street, Suite 1900
                          Los Angeles, California 90071
                                 (213) 620-7700

                                 March 28, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO. 285835104

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                         Halfmoon Bay Capital Ltd

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X](1)
                                                                       (b)[ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION               British Virgin Islands

--------------------------------------------------------------------------------

        NUMBER OF        7      SOLE VOTING POWER                              0
          SHARES
       BENEFICIALLY      -------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER              127,572,016 (2)
           THE
        REPORTING        -------------------------------------------------------
       PERSON WITH       9      SOLE DISPOSITIVE POWER                         0

                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER         127,572,016 (2)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
       REPORTING PERSON                                          127,572,016 (2)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             64.76% (3)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                               OO

--------------------------------------------------------------------------------

(1)    Halfmoon Bay Capital Ltd forms part of a group with Wan Azmi Wan
       Hamzah, who is both a shareholder and a director of Halfmoon Bay
       Capital Ltd. Halfmoon Bay Capital Ltd has three shareholders, who are Wan Azmi Wan Hamzah, Nik Anida Bte Nik Manshor and Wan Afzal Bin Wan Azmi and two directors, who are Wan Azmi Wan Hamzah and Nik Anida Bte Nik Manshor. Wan Afzal Bin Wan Azmi may be deemed to be a part of such group by virtue of his position as a shareholder of Halfmoon Bay
       Capital Ltd. Wan Afzal Bin Wan Azmi expressly disclaims beneficial ownership and membership in a "group" as defined in Section 13(d) of the Act, as Wan Afzal Bin Wan Azmi is not a director of Halfmoon Bay Capital Ltd and the Board of Directors of Halfmoon Bay Capital Ltd makes the ultimate voting and investment decisions with respect to the 127,572,016 shares of Electronic Sensor Technology, Inc.'s common stock, par value $0.001 per share (the "Common Stock") described herein.

(2) Includes 41,152,263 shares of Common Stock underlying a debenture convertible within 60 days of March 31, 2008.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by Halfmoon Bay Capital Ltd, including shares of Common Stock that Halfmoon Bay Capital Ltd has the right to acquire within 60 days pursuant to a debenture, divided by 155,853,385, which represents the total number of shares of Common Stock issued and outstanding as of March 31, 2008, plus the shares of Common Stock that Halfmoon Bay Capital Ltd has the right to acquire within 60 days pursuant to a debenture.

CUSIP NO. 285835104

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                              Wan Azmi Wan Hamzah

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X](1)
                                                                       (b)[ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                             Malaysia

--------------------------------------------------------------------------------

        NUMBER OF        7      SOLE VOTING POWER                              0
          SHARES
       BENEFICIALLY      -------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER              127,572,016 (2)
           THE
        REPORTING        -------------------------------------------------------
       PERSON WITH       9      SOLE DISPOSITIVE POWER                         0

                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER         127,572,016 (2)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
       REPORTING PERSON                                          127,572,016 (2)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             64.76% (3)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                               IN

--------------------------------------------------------------------------------

(1) Halfmoon Bay Capital Ltd forms part of a group with Wan Azmi Wan Hamzah, who is both a shareholder and a director of Halfmoon Bay Capital Ltd. Halfmoon Bay Capital Ltd has three shareholders, who are Wan Azmi Wan Hamzah, Nik Anida Bte Nik Manshor and Wan Afzal Bin Wan Azmi and two directors, who are Wan Azmi Wan Hamzah and Nik Anida Bte Nik Manshor.
       Wan Afzal Bin Wan Azmi may be deemed to be a part of such group by virtue of his position as a shareholder of Halfmoon Bay Capital Ltd. Wan Afzal Bin Wan Azmi expressly disclaims beneficial ownership and membership in a "group" as defined in Section 13(d) of the Act, as Wan Afzal Bin Wan Azmi is not a director of Halfmoon Bay Capital Ltd and the Board of Directors of Halfmoon Bay Capital Ltd makes the ultimate voting and investment decisions with respect to the 127,572,016 shares of Common Stock described herein.

(2) Includes 86,419,753 shares of Common Stock and 41,152,263 shares of Common Stock underlying a debenture convertible within 60 days of March 31, 2008 owned by Halfmoon Bay Capital Ltd and beneficially owned by Wan Azmi Wan Hamzah by virtue of his position as a director and a shareholder of Halfmoon Bay Capital Ltd.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, including shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to a debenture, divided by 155,853,385, which represents the total number of shares of Common Stock issued and outstanding as of March 31, 2008, plus the shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to a debenture.

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Electronic Sensor Technology, Inc., a Nevada corporation (the "Issuer"), held by the persons identified herein. The address of the principal executive office of the Issuer is 1077 Business Center Circle, Newbury Park, California 91320.

Item 2.  Identity and Background

         This Schedule 13D is filed jointly by Halfmoon Bay Capital Ltd, a British Virgin Islands company ("Halfmoon Bay") and Wan Azmi Wan Hamzah, a Malaysian citizen (Halfmoon Bay and Wan Azmi Wan Hamzah are each sometimes referred to herein as "Reporting Person" and are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 3 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Attached hereto as Exhibit 99.1, and incorporated herein by reference, is a Joint Filing Agreement among Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Persons.

         Halfmoon Bay is an investment holding company. The address of the principal business office of Halfmoon Bay is Trident Chambers, P.O. Box 146, Road Town Tortola, British Virgin Islands.

         The principal occupation of Wan Azmi Wan Hamzah is as an investor. The address of the principal business office of Wan Azmi Wan Hamzah is Suite 10.3, West Wing, Rohas Perkasa, 9 Jalan Perak, Kuala Lumpur 50450.

         Neither of the Reporting Persons, nor to the best knowledge of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On March 28, 2008, the Issuer entered into and closed a Securities Purchase Agreement with Halfmoon Bay, pursuant to which, in exchange for a purchase price of $5,500,000 paid by Halfmoon Bay, the Issuer issued (i) 86,419,753 shares of its Common Stock at a price of $0.0405 per share (which is 90% of the closing quotation of the Common Stock on the OTC Bulletin Board for the trading day preceding the closing date) and (ii) a 9% convertible debenture due five (5) years from the closing date, with a conversion price of $0.0486 (which is 120% of the price at which the Common Stock was issued to Halfmoon
Bay) in a principal amount of $2,000,000, with interest to be paid thereon semiannually (the "Transaction").

         Halfmoon Bay provided the necessary funds from existing working capital and existing banking facilities.

         The summary description contained in this Schedule 13D of the Securities Purchase Agreement does not purport to be complete and are qualified in its entirety by reference to the complete text of such agreement listed in
Item 6 and incorporated herein by reference.

Item 4.  Purpose of Transaction

         The Reporting Persons engaged in the Transaction (as described in Item 3 above) (a) for investment purposes, (b) to provide the Issuer with funding to extinguish the Issuer's $7 millions debenture and (c) to provide the Issuer with additional resources to expand the Issuer's sales and marketing capabilities as well as to develop the Issuer's next generation of products.

         Pursuant to the Transaction, the Issuer agreed to use its commercially reasonable efforts to cause director candidates recommended by Halfmoon Bay to be nominated and elected to its Board of Directors, in proportion to Halfmoon Bay's ownership.

Item 5.  Interest in Securities of the Issuer

         (a), (b) There were 155,853,385 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding as of the close of business on March 31, 2008. Each shareholder is entitled to one vote for each share of Common Stock on all matters submitted to a shareholder vote. As of the date hereof, Halfmoon Bay has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote and shared dispositive power over (i) 86,419,753 shares of Common Stock and (ii) 41,152,263 shares of Common Stock underlying a debenture, which represents approximately 64.76% of the shares of Common Stock deemed to be issued and outstanding as of March 31, 2008, taking into account the total amount of outstanding shares of Common Stock beneficially owned by Halfmoon Bay, including shares of Common Stock that Halfmoon Bay has the right to acquire within 60 days pursuant to a debenture, divided by 155,853,385, plus the shares of Common Stock that Halfmoon Bay has the right to acquire within 60 days pursuant to a debenture. Beneficial and percentage ownership by each of the Reporting Persons of Common Stock, and voting power held by each Reporting Person, reported in this Item 5 is based on the foregoing and is limited to the number of shares of Common Stock such Reporting Person may acquire within 60 days of March 31, 2008.

         Wan Azmi Wan Hamzah beneficially owns (i) 86,419,753 shares of Common Stock and (ii) 41,152,263 shares of Common Stock underlying a debenture by virtue of his position as a director and a shareholder of Halfmoon Bay, which, in the aggregate, represents approximately 64.76% of the Common Stock deemed issued and outstanding as of March 31, 2008, taking into account the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, including shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to a debenture, divided by 155,853,385, plus the shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to a debenture. Halfmoon Bay and Wan Azmi Wan Hamzah share voting power and dispositive power with respect to the 86,419,753 shares of Common Stock and 41,152,263 shares of Common Stock underlying a debenture held by Halfmoon Bay.

         (c) The Reporting Persons has not effected any transaction in the Issuer's securities in the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Wan Azmi Wan Hamzah is a shareholder and a director of Halfmoon Bay.

         As part of the Transaction, Halfmoon Bay entered into or approved the following agreements:

         (a) Securities Purchase Agreement dated as of March 28, 2008, between Electronic Sensor Technology, Inc. and Halfmoon Bay Capital Ltd (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on April 3, 2008).

         (b) 9% Convertible Debenture.

Item 7.  Material to be Filed as Exhibits

Exhibit 24.1 Power of Attorney for Halfmoon Bay Capital Ltd (incorporated by reference from Exhibit 24.1 of Form 3 filed April 8,
                  2008).

Exhibit 24.2 Power of Attorney for Wan Azmi Wan Hamzah (incorporated by reference from Exhibit 24.2 of Form 3 filed April 8, 2008).

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of April 8, 2008.

Exhibit 99.2 Securities Purchase Agreement, dated as of March 28, 2008, between Electronic Sensor Technology, Inc. and Halfmoon Bay Capital Ltd (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on April 3,
                  2008).

Exhibit 99.3      9% Convertible Debenture (incorporated by reference from
                  Exhibit 4.1 of the Issuer's current report on Form 8-K filed on April 3, 2008).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: April 8, 2008                 /s/ Philip Yee
                                    --------------------------------------------
                                    Philip Yee as Attorney-in-Fact for Wan Azmi
                                    Wan Hamzah


Date: April 8, 2008                 HALFMOON BAY CAPITAL LTD


                                    /s/ Philip Yee
                                    --------------------------------------------
                                    Name:  Philip Yee
                                    Title: Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit           Description
------------      --------------------------------------------------------------

Exhibit 24.1 Power of Attorney for Halfmoon Bay Capital Ltd (incorporated by reference from Exhibit 24.1 of Form 3 filed April 8,
                  2008).

Exhibit 24.2 Power of Attorney for Wan Azmi Wan Hamzah (incorporated by reference from Exhibit 24.2 of Form 3 filed April 8, 2008).

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of April 8, 2008.

Exhibit 99.2 Securities Purchase Agreement, dated as of March 28, 2008, between Electronic Sensor Technology, Inc. and Halfmoon Bay Capital Ltd (incorporated by reference from Exhibit 10.1 of the Issuer's current report on Form 8-K filed on April 3,
                  2008).

Exhibit 99.3      9% Convertible Debenture (incorporated by reference from
                  Exhibit 4.1 of the Issuer's current report on Form 8-K filed on April 3, 2008).